UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend the Annual and Extraordinary General Shareholders’ Meetings (“Meetings”) to be held on April 25, 2024, at 10 am, exclusively by digital means, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM81”), to review and vote on the following agenda:

At the Annual General Shareholders’ Meeting:

1.	Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee and the Opinion of the Fiscal Council;
2.	Review and vote on the allocation of the income for the fiscal year ended on December 31 2023;
3.	Elect the members of the Fiscal Council;
4.	Determine the aggregate compensation of the Company’s management; and
5.	Determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1.	To vote on adjustments to Section 3 of the Bylaws to complement the activities already carried out by the Company, including operations in the areas of innovation and new businesses;
2.	To vote on the amendment to paragraphs 2 and 4 of Section 12 of the Company's Bylaws to clarify the scope of the term "Group of Shareholders";
3.	To resolve on the amendment of paragraph 6 of Section 27 of the Bylaws to increase the minimum number of independent Directors in the composition of the Board of Directors;
4.	To vote on the exclusion of Sections 64 and 65 due to the end of the effectiveness of the transitional provision subject to those sections;
5.	Approve the restatement of the Bylaws, reflecting the matters approved in the meeting.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meetings hereby called, including those mentioned in Sections 10,11, 12 and 13 of RCVM No. 81/22, are available to shareholders at the Company’s headquarters and, on the internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a) Shareholders may participate in the Meetings through remote voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b) To participate in the Meetings directly, through a legal representative (or proxy), we request that you submit to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours prior to the Meetings, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c) The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

d) The composition of the slate for the election of members of the Fiscal Council proposed by the Fiscal Council is available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Fiscal Council shall comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders shall be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

Additional Information regarding participation in the Meetings:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meetings through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and details for connection in the electronic environment will be sent to the shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meetings through an e-mail to investor.relations@embraer.com.br, sent by April 23, 2024, which shall also include the documents required for such shareholder’s participation in the Meetings as detailed in the Management’s Proposal.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meetings without being physically present, as set forth in RCVM 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meetings by means of the electronic participation system, are contained in the Management’s Proposal available on the Internet on the website of the Company  (ri.embraer.com.br), the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

REMOTE VOTING BALLOT: to participate in the Meetings through remote voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meetings published on the date hereof and available on the websites specified above.

São José dos Campos, March 25, 2024.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations